Exhibit 21

LIST OF SUBSIDIARIES

Name	Jurisdiction of Formation
Amerigon Incorporated Shanghai Representative Office	China
Gentherm Automotive Systems (Malta) Ltd.	Malta
Gentherm Automotive Technologies (Shanghai) Co. Ltd.	China
Gentherm Electronics (Shenzhen) Ltd.	China
Gentherm Europe GmbH	Germany
Gentherm Holding (Malta) Ltd.	Malta
Gentherm International Holdings (Hong Kong) Limited	Hong Kong
Gentherm Japan Inc.	Japan
Gentherm Korea Inc.	Korea
Gentherm Trading (Shanghai) Co. Ltd.	China
HeWe de Mexico, S.A. de C.V.	Mexico
HeWe GmbH	Germany
HeWe Texas, LLC	Texas
Motion Holdings LLC	Delaware
Westridge Haggerty LLC	Michigan
W.E.T. Automotive GmbH	Germany
W.E.T. Automotive Systems AG	Germany
W.E.T. Automotive Systems Ltd.	Canada
W.E.T. Automotive Systems (China) Limited	China
W.E.T. Automotive Systems (Texas), Inc.	Texas
W.E.T. Automotive Systems Magyarország Kft	Hungary
W.E.T. Automotive Ukraine TOV	Ukraine
W.E.T. Sistemas Automotrices S.A. de C.V	Mexico
W.E.T. Special Products GmbH	Germany